100 Wall Street, 21st Floor New York, NY 10005
Tel.	212-509-5050
Fax	212-509-9559

Travis L. Gering

Direct Line:	212-509-4723
E-mail:	travis.gering@wg-law.com

Via Edgar Private Correspondence Filing

March 14, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:	Mr. Dale Welcome Ms. Anne McConnell Ms. Jessica Kane Ms. Jennifer Hardy

Re:	Tiger Renewable Energy Ltd. File No. 333-146997 Amendment No. 3 to Registration Statement on Form S-1/A

Ladies and Gentlemen:

On October 29, 2007 and on January 29, 2008, our client Tiger Renewable Energy Ltd. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SB-2 (the “Registration Statement”) and Amendment No. 1, respectively. On March 4, 2008, the Company filed Amendment No. 2 on Form S-1/A. The Company today filed with the Commission Amendment No. 3 on Form S-1/A (referred to herein as the “Amendment”) in response to the Commission's comments, dated March 13, 2008, with reference to the Registration Statement. The Company has also filed a letter detailing each of the respective changes in the Amendment responsive to the comments of the Commission (the “Response Letter”) and a letter requesting the acceleration of the effectiveness of the Registration Statement (the “Acceleration Request”).

Earlier today, we discussed our changes contained in the Amendment with Dale Welcome of the Commission’s staff, who provided guidance regarding our changes, and informally advised us that the changes contained in the Amendment appear to conform with the Commission staff’s requests. We acknowledge that the Commission may have additional comments prior to declaring the Registration Statement effective.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 14, 2008

Please do not hesitate to contact the undersigned if you have any questions or comments in respect of the Amendment, the Response Letter and the Acceleration Request. Thank you very much.

Very truly yours,

/s/ Travis L. Gering
Travis L. Gering

cc:	Mr. James Pak Chiu Leung, President and CEO, Tiger Renewable Energy Ltd.